Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw

GigaMedia Announces Third-Quarter

2012 Financial Results

TAIPEI, Taiwan, November 26, 2012 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the third quarter of 2012.

“In the third quarter, Giga generated positive cash flow for the first time in 10 quarters,” stated GigaMedia Chief Financial Officer Dirk Chen. “Grow lean initiatives are generating cost savings and increased efficiencies, driving our turnaround.”

“Looking ahead, we are focused on moving beyond optimization/streamlining to a new phase in our turnaround – growth,” stated CFO Dirk Chen. “To grow new Giga, we are positioning ourselves to benefit from strong market forces.”

“We are transitioning our online games business to capture ongoing rapid market growth in Web games fueled by the popularity of social networks and mobile and portable computing devices in Asia,” stated CFO Dirk Chen. “We are also launching GigaCloud, an important new business that will be an early mover in addressing enormous need for affordable, mobile, seamless cloud communications solutions among the millions of SMEs in Asia.”

Third Quarter Highlights

•	Net income of $5.9 million, including gains from sales of marketable securities and investments.

•	Cash inflow from operations of approximately $550 thousand.

•	Cash, cash equivalents, restricted cash and marketable securities-current increased approximately $3.5 million sequentially to approximately $98.4 million.

•	Short-term debt decreased approximately $1.7 million sequentially to approximately $7.7 million.

•

GigaMedia unveiled GigaCloud, a new cloud computing business focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness, with initial product launch set for late Q1 2013.

•	Implemented workforce reductions in FunTown to improve efficiencies.

•	Continued to dispose of non-core game studio interests as part of divestment plans to better manage cash and increase focus.

Recent Developments

•	GigaMedia appointed Collin Hwang CEO.

•	In November, GigaMedia’s board of directors appointed Mo-Na Chien as its new chairman. The company also announced the appointment of Collin Hwang to the company’s board.

Consolidated Financial Results

Third-quarter results reflected for the first time the benefits of downsizing, streamlining and other actions in the first half of 2012 to enhance productivity and improve efficiencies.

Consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 3Q12 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q12	2Q12	Change (%)	3Q12	3Q11	Change (%)
Revenues (A)	7,193	7,129	1	7,193	7,781	-8
Gross Profit (A)	4,888	3,852	27	4,888	4,817	1
Loss from Operations (A)	909	2,539	-64	909	2,763	-67
Income (Loss) from Continuing Operations (A)	5,370	(2,211)	NA	5,370	(7,122)	NA
Net Income (Loss) Attributable to GigaMedia	5,869	(3,454)	NA	5,869	(7,801)	NA
Net Income (Loss) Per Share, Diluted	0.11	(0.07)	NA	0.11	(0.15)	NA
EBITDA (B)	6,707	(2,124)	NA	6,707	(7,687)	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	98,359	94,810	4	98,359	57,136	72

(A)	Excludes results from discontinued operations.
(B)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the third quarter of 2012 of $7.2 million held steady quarter-over-quarter and decreased from $7.8 million in the third quarter of 2011. Quarter-over-quarter results were in line with expectations; year-over-year results reflected decreased contributions from IAHGames following the disposal of these operations (see IAHGames below).

Revenues for FunTown in the third quarter increased 20 percent quarter-over-quarter to $6.6 million from $5.5 million. The quarterly sequential increase was attributable to game licensing revenues in the period. Average monthly active paying accounts were approximately 55,000 during the third quarter. Average monthly revenue per active paying account was $31.01 during the third quarter of 2012, up 2 percent from the previous quarter. Third-quarter peak concurrent users were approximately 33,000, down 9 percent from the second quarter.

Revenues for IAHGames in the month of July were $596 thousand. In August 2012, GigaMedia concluded the disposal of a majority ownership interest in this business unit as part of plans to build New Giga.

Consolidated gross profit for the third quarter of 2012 increased to $4.9 million from $3.9 million in the second quarter of 2012 and increased from $4.8 million in the third quarter of 2011. Third-quarter 2012 consolidated gross profit margin increased to 68.0 percent from 54.0 percent in the second quarter of 2012 and increased from 61.9 percent in the third quarter of 2011, with the increases reflecting the impact of game licensing revenues.

Consolidated operating expenses for the third quarter of 2012 continued to trend lower, reflecting benefits from implementation of productivity initiatives. Consolidated operating expenses decreased to $5.8 million from $6.4 million quarter-over-quarter and decreased from $7.6 million year-over-year.

Consolidated product development and engineering expenses increased to $334 thousand in the third quarter of 2012 from $280 thousand in the previous quarter and decreased compared to $376 thousand in the third quarter of 2011.

Consolidated selling and marketing expenses were $1.9 million in the third quarter of 2012 compared to $2.3 million in the previous quarter and $2.5 million in the third quarter of 2011.

Consolidated general and administrative expenses decreased to $3.6 million in the third quarter of 2012 from $3.8 million in the previous quarter and decreased from $4.5 million in the third quarter of 2011. Corporate operating expenses held steady quarter-over-quarter at $2.3 million.

Consolidated loss from operations for the third quarter was $909 thousand compared to a loss of $2.5 million in the second quarter of 2012 and a loss of $2.8 million in the third quarter of 2011. The period variations primarily reflected the aforementioned factors affecting revenues and costs and expenses.

Consolidated non-operating income/expenses during the third quarter of 2012 was income of $6.8 million compared to income of $429 thousand in the second quarter of 2012 and expenses of $5.1 million recorded in the third quarter of 2011. Results in the third quarter of 2012 primarily included gains related to the sales of marketable securities and investments.

Consolidated net income for the third quarter of 2012 was income of $5.9 million compared to a loss of $3.5 million in the second quarter of 2012 and a loss of $7.8 million in the third quarter of 2011. The period variations primarily reflected the aforementioned factors affecting income/loss from operations and consolidated non-operating expenses/income.

Consolidated EBITDA for the third quarter of 2012 was $6.7 million compared to a loss of $2.1 million in the second quarter of 2012 and a loss of $7.7 million in the third quarter of 2011.

Cash and Strategic Investments

Cash, cash equivalents, restricted cash, and marketable securities-current were $98.4 million at the end of the third quarter of 2012 compared to $94.8 million at the end of the second quarter of 2012. Total short-term borrowings decreased to $7.7 million at the end of the third quarter of 2012 compared to $9.3 million for the prior quarter.

Marketable securities – noncurrent and investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities, were $10.5 million at the end of the third quarter compared to $12.8 million last quarter.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of November 26, 2012. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2011 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Improving efficiencies

Management is continuing to review and adjust its business model in online games and implementing new strategies to build efficiencies, improve productivity and drive improved performance. This includes reducing overall system and administrative and organizational complexities and reducing personnel to support productivity.

During the third quarter, management implemented workforce reductions, relocated both its headquarters and its GigaCloud business to share space with its FunTown operations, and continued to simplify operations to capture additional cost savings.

To date, execution of turnaround initiatives focused on optimizing existing operations has delivered significant improvements in GigaMedia’s financial results.

Transitioning online games business

To achieve sustained, long-term growth and further improvements in the financial performance of its online games business, GigaMedia is transitioning the business to take advantage of growth in Web games. The company is updating and strengthening its portfolio with self-developed and licensed Web games.

New cloud services business

The launch of the new GigaCloud business is on track, planned for March 2013. Final product testing is currently underway.

Outlook

Management expects the transformation of its business and its realignment with ongoing market shifts to be subject to the timing of several growth initiatives. Following the implementation of these initiatives, management plans to provide an update and quarterly financial expectations.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Results from continuing operations

In June 2012, the board of directors approved a plan to dispose of the company’s Jidi Joy online games operations in Shanghai. As a result, Jidi Joy operations have been accounted for as a discontinued operation in accordance with U.S. GAAP. Therefore, the results of operations for Jidi Joy have been removed from the company’s results of continuing operations for all periods presented. The operating assets and liabilities of Jidi Joy were not significant as of June 30, 2012.

Neowiz agreement

In line with the company’s strategy to leverage Web games, during the third quarter the company announced a strategic partnership and licensing agreement with Neowiz, licensing four Web games for Taiwan, Hong Kong, and Southeast Asia. As part of the transaction, GigaMedia received cash consideration from Neowiz in exchange for a portion of GigaMedia’s interest in a game studio holding and rights to operate certain of GigaMedia’s casual games.

Assets held for sale

In June 2012, the company entered into a memorandum of understanding and the board of directors approved a plan to sell, a 60 percent interest in the company’s IAHGames operations, together with a sale of a 30 percent interest in Game First International Corporation. In July 2012, the company entered into two stock purchase agreements (the “SPAs”) for the sale with Management Capital International Limited and Infocomm Asia Holdings Pte. Ltd. Pursuant to the terms of the SPAs, the company is to receive US$3.0 million in four installments. As a result, substantially all of the operating assets related to the company’s IAHGames operations, including certain liabilities associated with these assets, are presented as held for sale as of June 30, 2012 in accordance with U.S. GAAP. IAHGames operations do not qualify as a component that may be reported as discontinued operations due to the company’s continuing involvement in the component after the disposal transaction. The sale transaction was completed in August 2012 and the company has received the first installment payment of US$750 thousand. After August 2012, GigaMedia began to deconsolidate the results of IAHGames operations and began accounting for GigaMedia’s remaining 20 percent interest under the equity method of accounting.

Conference Call and Webcast

Management will hold an investor conference call and webcast on November 26, 2012 at 7:30 p.m. Eastern Standard Time, which is 8:30 a.m. Taipei Time on November 27, 2012, to discuss GigaMedia’s third-quarter 2012 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 70565977

A replay will be available from 10:30 p.m. Eastern Standard Time on November 26, 2012 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 70565977

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2012 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2012	6/30/2012	9/30/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	7,192,530	7,128,830	7,780,715
Operating costs
Cost of Asian online game and service revenues	2,304,217	3,276,561	2,963,625

Gross profit	4,888,313	3,852,269	4,817,090

Operating expenses
Product development and engineering expenses (includes share-basedcompensation expenses under ASC 718 of $0, $0 and $3,886, respectively)	333,780	279,904	375,765
Selling and marketing expenses (includes share-based compensation expensesunder ASC 718 of $10,676, -$3,573 and $14,562, respectively)	1,903,527	2,337,434	2,493,358
General and administrative expenses (includes share-based compensationexpenses under ASC 718 of $71,040, $143,268 and $578,125, respectively)	3,553,053	3,784,495	4,480,296
Bad debt expenses (recoveries)	7,161	(10,315)	230,661

	5,797,521	6,391,518	7,580,080

Loss from operations	(909,208)	(2,539,249)	(2,762,990)

Non-operating income (expense)
Interest income	67,766	73,548	221,390
Gain on sales of marketable securities	4,237,057	926,063	0
Interest recoveries (expense)	277,573	(408,161)	(96,784)
Foreign exchange gain (loss) - net	207,612	(193,279)	(257,843)
Loss on disposal of property, plant and equipment	(5)	(58,992)	(18,417)
Gain (loss) on equity method investments - net	513,795	(78,150)	(5,735,146)
Gain on disposal of investments	1,455,935	0	0
Impairment loss on marketable securities and investments	(174,504)	0	0
Recovery of loss on termination of third-party participating right in subsidiary	0	0	664,781
Other	189,162	168,156	79,979

	6,774,391	429,185	(5,142,040)

Income (loss) from continuing operations before income taxes	5,865,183	(2,110,064)	(7,905,030)
Income tax (expense) benefit	(494,786)	(101,417)	782,553

Income (loss) from continuing operations	5,370,397	(2,211,481)	(7,122,477)
Income (loss) from discontinued operations, net of tax	14,387	(1,418,990)	(985,080)

Net income (loss)	5,384,784	(3,630,471)	(8,107,557)
Less: Net loss attributable to noncontrolling interest and subsidiary preferred shares	483,935	176,960	306,660

Net income (loss) attributable to GigaMedia	5,868,719	(3,453,511)	(7,800,897)

Earnings (loss) per share attributable to GigaMedia
Basic:
Income (loss) from continuing operations	0.12	(0.04)	(0.13)
Loss from discontinued operations	0.00	(0.03)	(0.02)

	0.12	(0.07)	(0.15)

Diluted:
Income (loss) from continuing operations	0.11	(0.04)	(0.13)
Loss from discontinued operations	0.00	(0.03)	(0.02)

	0.11	(0.07)	(0.15)

Weighted average shares outstanding:
Basic	50,719,976	50,719,976	53,288,021

Diluted	52,164,344	50,719,976	53,288,021

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2012	6/30/2012	9/30/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	63,412,768	55,244,421	49,066,727
Marketable securities - current	34,202,346	37,783,301	3,568,906
Accounts receivable - net	3,840,731	3,930,527	8,098,087
Prepaid expenses	658,753	996,643	1,836,708
Restricted cash	743,611	1,781,944	4,500,000
Assets held for sale - current	0	2,173,312	0
Other receivables	2,793,986	1,314,229	5,993,777
Other current assets	1,005,737	816,420	1,825,441

Total current assets	106,657,932	104,040,797	74,889,646

Marketable securities - noncurrent	4,421,299	6,979,696	44,978,140
Investments	6,046,951	5,833,680	54,451,753
Retained ownership of IAHGames	0	166,734	0
Property, plant & equipment - net	2,193,171	2,321,039	4,404,008
Goodwill	29,388,112	28,817,660	38,183,416
Intangible assets - net	15,831,067	15,487,140	18,220,058
Assets held for sale - noncurrent	0	2,930,806	0
Prepaid licensing and royalty fees	9,398,615	9,277,977	7,631,236
Other assets	707,679	673,053	5,471,975

Total assets	174,644,826	176,528,582	248,230,232

Liabilities and equity
Accounts payable	448,785	407,464	5,139,696
Accrued compensation	1,465,030	969,120	1,933,416
Accrued expenses	7,279,465	8,675,494	10,201,270
Short-term borrowings	7,679,181	9,346,360	12,677,165
Liabilities held for sale - current	0	3,900,461	0
Other current liabilities	7,600,727	7,342,720	8,876,041

Total current liabilities	24,473,188	30,641,619	38,827,588
Liabilities held for sale - noncurrent	0	536,723	0
Other liabilities	747,752	659,401	7,547,186

Total liabilities	25,220,940	31,837,743	46,374,774

Subsidiary preferred shares	0	1,962,806	1,705,766

GigaMedia’s shareholders’ equity	149,762,146	146,319,109	203,763,681
Noncontrolling interest	(338,260)	(3,591,076)	(3,613,989)

Total equity	149,423,886	142,728,033	200,149,692

Total liabilities and equity	174,644,826	176,528,582	248,230,232

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2012	6/30/2012	9/30/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net (income) loss attributable to GigaMedia	5,868,719	(3,453,511)	(7,800,897)
Depreciation	197,841	404,896	487,974
Amortization	538,120	557,786	578,676
Interest (income) expense	(373,723)	263,058	(160,984)
Income tax expense (benefit)	475,795	104,152	(791,420)

EBITDA	6,706,752	(2,123,619)	(7,686,651)